UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MAP PHARMACEUTICALS, INC.

(Name of Subject Company)

MAP PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Timothy S. Nelson

President and Chief Executive Officer

2400 Bayshore Parkway, Suite 200

Mountain View, California 94043

(650) 386-3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Filed by MAP Pharmaceuticals, Inc. pursuant to Rule 14d-9(a)(2)

Under the Securities Exchange Act of 1934

Subject Company: MAP Pharmaceuticals, Inc.

Commission File No: 001-33719

On January 22, 2013, MAP Pharmaceuticals, Inc. (“MAP”) and Allergan, Inc. (“Allergan”) issued the following joint press release:

ALLERGAN, INC. TO ACQUIRE MAP PHARMACEUTICALS, INC.

Acquisition Enhances Allergan Leadership Position in Neurology and Migraine Specialty

January 22, 2013 (Irvine, CA and Mountain View, CA) — Allergan, Inc. (NYSE:AGN) and MAP Pharmaceuticals, Inc. (Nasdaq: MAPP) today jointly announced that they have entered into a definitive merger agreement whereby Allergan will acquire 100% of the shares of MAP Pharmaceuticals for a price of $25.00 per share. MAP Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing new therapies in Neurology, including LEVADEX®, an orally inhaled drug for the potential acute treatment of migraine in adults. LEVADEX® is currently under review with the U.S. Food and Drug Administration (FDA).

The transaction, which has been unanimously approved by the boards of directors of both companies, will be accomplished pursuant to a cash tender offer followed by a second step merger. The per share cash offer price represents a 60% premium over MAP’s closing stock price on the Nasdaq Stock Market of $15.58 on January 22, 2013, and represents a total equity value of approximately $958 million, on a fully-diluted basis. The acquisition is expected to close late in the first quarter or in the second quarter of 2013.

“One of the key drivers of Allergan’s continued success is our focus on medical specialties where we have extensive knowledge of physician and patient needs, and can provide a broad portfolio of products,” said David E.I. Pyott, Chairman of the Board, President and Chief Executive Officer, Allergan. “Allergan has a record of leadership in the Neurosciences field and, according to a recent physician survey, is now perceived as the #1 company in prophylactic migraine management by physicians. During the past few years, Allergan has received regulatory approvals in 56 countries for BOTOX® for use in the treatment of chronic migraine. As a result, thousands of patients who suffer from chronic migraine have benefited from this important treatment option. We plan to capitalize on this depth of expertise in Neurology as we continue the global development of LEVADEX® as a potential acute treatment for migraine that is complementary to BOTOX® and use MAP’s proprietary drug particle and inhalation technologies to generate new pipeline opportunities.”

“Through our dedicated employees at MAP Pharmaceuticals, we have made tremendous progress to date with our lead product candidate, LEVADEX®, enabling us to realize substantial value for our stockholders through this transaction,” said Timothy S. Nelson, President and Chief Executive Officer, MAP Pharmaceuticals. “We are pleased that we and Allergan share similar values and a common vision in neuroscience that make for a strong cultural and scientific fit between our companies. We believe this acquisition by our partner Allergan will increase the potential for our product candidates to make a meaningful difference for patients we have worked so hard to serve.”

In January 2011, Allergan entered into a collaboration agreement with MAP to co-promote LEVADEX®, contingent upon potential regulatory authority approvals in the U.S. and Canada, to neurologists and pain specialists in these markets. In May 2011, MAP initially submitted a New Drug Application (NDA) for LEVADEX® to the FDA. In October 2012, MAP resubmitted its NDA, which included additional data and provided responses to FDA comments. In November 2012, MAP announced that its NDA resubmission for LEVADEX® was accepted for filing by the FDA and that the FDA has classified the resubmission as a complete Class 2 response and has set a goal date of April 15th, 2013 under the Prescription Drug User Fee Act (PDUFA).

Assuming this transaction closes as planned, and approval of LEVADEX® occurs on or before the PDUFA date of April 15th, 2013, Allergan anticipates that this transaction will be dilutive to 2013 earnings per share by approximately $0.07 and accretive to earnings per share by the second half of 2014. Allergan will provide 2013 guidance on its February 5, 2013 earnings call. Allergan currently anticipates that, excluding this transaction, 2013 earnings per share growth expectations will fall within our mid-teens growth aspiration.

Allergan expects to fund the transaction with a combination of cash on hand, cash equivalents and short-term borrowings under its commercial paper program. The transaction is not subject to any financing contingency.

About the Cash Tender Offer

Under the terms of the definitive merger agreement, Allergan will commence a cash tender offer to purchase all of MAP’s outstanding shares for $25.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes. The tender offer will remain open for at least 20 business days. The completion of the tender offer is subject to the tender of at least a majority of MAP’s outstanding shares of common stock (on a fully diluted basis), the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. The merger agreement also provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $25.00 per share, net to the holder in cash, without interest and less any applicable withholding taxes. The board of directors of MAP has unanimously agreed to recommend that MAP’s stockholders tender their shares to Allergan in the tender offer. All of MAP’s directors and executive officers and a major stockholder of MAP affiliated with a director, collectively owning approximately 9 percent of MAP’s outstanding common stock, have entered into a tender and support agreement with Allergan committing to tender all of their MAP shares in the tender offer and, if applicable, to vote in favor of the merger.

In connection with this transaction, Goldman, Sachs & Co. is acting as financial advisor and Gibson, Dunn & Crutcher LLP as legal advisor to Allergan. Centerview Partners LLC is acting as exclusive financial advisor and provided a fairness opinion to MAP Pharmaceuticals, and Latham & Watkins LLP as legal advisor to MAP.

Investor Information Call

Allergan will host a 30-minute conference call on Wednesday, January 23, 2013, commencing at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to discuss and provide additional information regarding the proposed acquisition of MAP Pharmaceuticals.

You may participate in this call by dialing 1-888-677-5720 or call 1-312-470-0056 from international locations. A passcode, Allergan Conference Call, will be required. David E.I. Pyott, Allergan’s Chairman of the Board, President and Chief Executive Officer, will comment on the proposed acquisition.

The live Web cast can be accessed through the Allergan Web site, www.Allergan.com, beginning at 8:00 a.m. Pacific Time. A replay of the discussion will be available soon after the call and can be accessed through www.Allergan.com, 1-800-365-4718 for domestic locations or 1-203-369-3119 for international locations. A passcode will not be required for the replay. The replay will be available for one week following the live call.

About MAP Pharmaceuticals, Inc.

MAP Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing new therapies to address undermet patient needs in neurology. The Company is developing LEVADEX®, an orally inhaled investigational drug for the acute treatment of migraine. The New Drug Application for LEVADEX® is currently under review by the U.S. Food and Drug Administration. MAP Pharmaceuticals has entered into a collaboration agreement with Allergan, Inc. to co-promote LEVADEX® to neurologists and pain specialists in the U.S. and Canada. The Company also applies its proprietary drug particle and inhalation technologies to generate new pipeline opportunities by enhancing the therapeutic benefits of proven drugs, while minimizing risk by capitalizing on their known safety, efficacy and commercialization history. Additional information about MAP Pharmaceuticals can be found at http://www.mappharma.com.

About Allergan, Inc.

Allergan is a multi-specialty health care company established more than 60 years ago with a commitment to uncover the best of science and develop and deliver innovative and meaningful treatments to help people reach their life’s potential. Today, we have approximately 10,800 highly dedicated and talented employees, global marketing and sales capabilities with a presence in more than 100 countries, a rich and ever-evolving portfolio of pharmaceuticals, biologics, medical devices and over-the-counter consumer products, and state-of-the-art resources in R&D, manufacturing and safety surveillance that help millions of patients see more clearly, move more freely and express themselves more fully. From our beginnings as an eye care company to our focus today on several medical specialties, including eye care, neurosciences, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention and urologics, Allergan is proud to celebrate more than 60 years of medical advances and proud to support the patients and physicians who rely on our products and the employees and communities in which we live and work. For more information regarding Allergan, go to: www.allergan.com.

Forward-Looking Statements

This press release contains “forward-looking statements,” relating to the acquisition of MAP Pharmaceuticals by Allergan. All statements other than historical facts included in this press release, including, but not limited to, the statements by Mr. Pyott and Mr. Nelson and other statements regarding the timing, and the closing of the tender offer and merger transactions, the expected benefits of the transaction, the expected dilution and accretion to earnings, the anticipated 2013 earnings per share growth expectations Allergan’s plans to operate MAP and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from Allergan’s or MAP’s expectations and projections. Risks and uncertainties include, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of MAP’s stockholders will tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that the FDA or other regulatory authorities do not approve LEVADEX® in the manner desired by MAP and Allergan, on a timely basis, or at all; that there is a material adverse change to MAP; that the integration of MAP’s business into Allergan is not as successful as expected; the failure of Allergan to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies’ periodic reports filed with the SEC including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Allergan and MAP expressly disclaim any intent or obligation to update these forward-looking statements except as required by law. Additional information about Allergan is available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 714-246-4636. Additional information about MAP is available at www.mappharma.com.

Additional Information and Where to Find It

The tender offer described in the release has not yet commenced and the release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of MAP. At the time the tender offer is commenced, Allergan and its new wholly owned subsidiary, Groundhog Acquisition, Inc., will file with the SEC a Tender Offer Statement on Schedule TO, and MAP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MAP stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, Allergan and MAP file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Allergan and MAP at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Allergan’s and MAP’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Allergan Contacts:

Bonnie Jacobs (856) 912-9965 (media)

jacobs_bonnie@allergan.com

Cathy Taylor (949) 293-4453 (media)

taylor_cathy@allergan.com

Jim Hindman (714) 246-4636 (investors)

Joann Bradley (714) 246-4766 (investors)

David Nakasone (714) 246- 6376 (investors)

MAP Contacts:

Lisa Borland (650) 386-3122 (media)

Chris Chai (650) 386-3107 (investors)

# # #

Important Additional Information

The tender offer proposed by Allegan referred to in the foregoing has not yet commenced, and the foregoing neither an offer to purchase nor a solicitation of an offer to sell shares of MAP. At the time the offer is commenced, MAP and Allergan will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of Offer to Purchase and related Letter of Transmittal will also be available from Allergan.

Forward-Looking Statements

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Company stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of the control of MAP and Allergan; transaction costs; as well as risks discussed from time to time in MAP’s public disclosure filings with the SEC, including its most recent Annual Report on Form 10-K, most recent Quarterly Reports on Form 10-Q and in its subsequently filed SEC reports, as well as the tender offer documents to be filed by Allergan and the Solicitation/Recommendation Statement to be filed by MAP in connection with the tender offer. Each of MAP and Allergan disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.